UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated May 25, 2010

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: May 25, 2010	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

3

PRESS RELEASE

New York and Stockholm – 25 May, 2010

MILLICOM INTERNATIONAL CELLULAR S.A.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

New York and Stockholm, 25 May 2010 – Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC) today held its Annual General Meeting (“AGM”) of shareholders in Luxembourg.

The AGM resolved to allocate USD 52,643 of the USD 620,581,503 profit generated in 2009 to the legal reserves in accordance with the requirements of Luxembourg Law, and to distribute approximately USD 652 million as a dividend, corresponding to a gross dividend amount of US $6 per share.

The AGM also resolved to re-elect Ms Maria Brunell Livfors, Ms Donna Cordner, Mr Daniel Johannesson, Mr Michel Massart, Mr Allen Sangines-Krause and Mr Paul Donovan as Non-Executive Directors and to elect Mr Omari Issa and Mr Hans Holger Albrecht as new Non-Executive Directors of the Company.

Mr Omari Issa, born 1947, is the CEO of Investment Climate Facility for Africa. He is a Tanzanian citizen who is responsible for managing the ICF’s seven year program to improve Africa’s investment climate and remove barriers to growth.  Mr Issa has extensive business experience in the public and private sectors, having worked in both Africa and abroad. He has first hand experience of the realities of doing business in Africa, having previously worked as Executive Director and Chief Operating Officer of Celtel International, where he played an instrumental role in managing the company’s growth and expansion across the continent. Prior to working at Celtel, Mr Issa spent fourteen years with the IFC and six years with the World Bank. He has a Bachelor of Science (Honours) from The Polytechnic of Central London, and an MBA from Columbia University, New York.

Mr Hans-Holger Albrecht, born 1963, is President and CEO of Modern Times Group MTG AB, a position he has held since 2000. During this period, MTG’s broadcasting operations have expanded strongly from its core Nordic and Baltic regions to become one of the leading commercial broadcasters in Europe. Before joining MTG in 1997, Mr Albrecht worked for Daimler-Benz and for the Luxembourg-based media group CLT, where he was responsible for all television activities and for business development in Germany and Eastern Europe.  Mr Albrecht is co-Chairman of CTC Media Inc, the largest commercial television broadcaster in Russia, in which MTG has a 38.9% stake, and a member of the Board of the International Emmy Association in New York.  He was born in Brussels, Belgium and studied at the University of Freiburg in Germany, at Yale University in the USA, and at the University of Bochum, Germany, where he received a Master of Law degree.

Mr Issa and Mr Albrecht will qualify as “independent” directors of Millicom as defined in the NASDAQ Stock Market, Inc. Marketplace Rules.

PricewaterhouseCoopers Sàrl was re-elected as external Auditor.

The AGM also resolved to approve a Share Repurchase Plan and to authorise the Board of Directors of Millicom, with the option to delegate, to acquire and dispose of Millicom’s shares in accordance with the criteria set out in the Convening Notice for the meeting.

All other resolutions proposed to Millicom’s AGM of shareholders today in Luxembourg were passed.

CONTACTS

Millicom International Celllular SA

Daniel Johannesson	Telephone: +352 27 759 327
Chairman

Peregrine Riviere	Telephone: +352 691 750 098
Head of External Communications

Emily Hunt	Telephone: +44 7779 018 539
Investor Relations

Visit our website at www.millicom.com

About Millicom

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 14 countries in Asia, Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 266 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.